ANNUAL INFORMATION FORM

(“AIF”)

of

ENDEAVOUR SILVER CORP.

(the “Company” or “Endeavour”)

Suite #800 - 850 West Hastings Street
Vancouver, British Columbia, Canada, V6C 1E1
Phone: (604) 685-9775
Fax:      (604) 685-9744

Dated: April 10, 2007

ITEM 1:                   PRELIMINARY NOTES

1.1         Incorporation of Financial Statements, Information Circular and Other Documents

Specifically incorporated by reference and forming part of this Annual Information Form (“AIF”) are the Consolidated Financial Statements for Endeavour Silver Corp. (the “Company” or “Endeavour” which includes its subsidiaries) for the year ended December 31, 2006, and for the ten month period ended December 31, 2005 and for the year ended February 28, 2005, together with the Management Discussion and Analysis accompanying such financial statements.

All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). All amounts are stated in Canadian dollars unless otherwise indicated.

The information provided in the AIF is supplemented by disclosure contained in the documents listed below which are incorporated by reference into this AIF. These documents must be read together with the AIF in order to provide full, true and plain disclosure of all material facts relating to Endeavour. The documents listed below are not contained within, nor attached to this document. The documents may be accessed by the reader at the following locations:

Type of Document	Effective Date / Period Ended	Date Filed / Posted	Document name which may be viewed at the SEDAR website at www.sedar.com (or alternative location for non-SEDAR documents)
Mineral Reserves and Resources Estimate, Guanacevi Project, Durango, Mexico	March 31, 2006	March 31, 2006	Technical Report(s), Qualification Certificate(s) and Consent(s)
Material Change Report announcing Special Warrant Financing Closing	April 24, 2006	April 26, 2006	Material Change Report – English
Short Form Prospectus	May 15, 2006	May 15,2006	Final Short Form Prospectus – English and French
Audited annual financial statements (most recent)	December 31, 2006	April 10, 2007	Audited annual financial statements – English
Management Discussion and Analysis (most recent)	December 31, 2006	April 10, 2007	Annual MD&A
A Technical Review of the Guanacevi Project	March 12, 2004 (Amended April 21, 2004)	April 23, 2004	Other
News Releases for calendar years 2004 to 2007	Various dates (From Mar, 2004 to the date of this AIF)		Press Release – English

1.2          Date of Information

All information in this AIF is as of April 10, 2007 unless otherwise indicated.

Endeavour Silver Corp.

1.3          Forward-Looking Statements

This AIF contains certain forward-looking statements and information relating to the Company that are based on the beliefs of its management as well as assumptions made by and currently available to the Company. When used in this document, the words “anticipate”, “believe”, “estimate”, and “expect” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. This AIF contains forward-looking statements relating to, among others, compliance with environmental standards, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and development of the Company’s exploration properties. The Management Discussion and Analysis that is incorporated by reference within this AIF also contains forward-looking statements. Such statements reflect the current view of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.

1.4          Currency and Exchange Rates

All dollar amounts in this AIF are expressed in Canadian dollars unless otherwise indicated.

1.5          Classification of Mineral reserves and Resources

In this AIF, the definitions of proven and probable mineral reserves, and measured, indicated and inferred resources are those used by the Canadian provincial securities regulatory authorities and conform to the definitions utilized by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) in the “CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines” adopted on August 20, 2000 and amended December 11, 2005.

1.6          Cautionary Note to U.S. Investors concerning Estimates of Measured Indicated and Inferred Resources

In this AIF, the terms “measured” and “indicated resources” are used. The Company advises U.S. investors that while such terms are recognized and permitted under Canadian securities rules, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted to proven or probable reserves.

This AIF also uses the term “inferred resources”. The Company advises U.S. investors that while such term is recognized and permitted under Canadian securities rules, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities rules, estimates of inferred resources may not form part of the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

ITEM 2:                   CORPORATE STRUCTURE

2.1          Name, Address and Incorporation

The Company was incorporated under the laws of the Province of British Columbia on March 11, 1981 under the name, “Levelland Energy & Resources Ltd.” Effective August 27, 2002 the Company changed its name to “Endeavour Gold Corp.”, consolidated its share capital on the basis of four old common

Endeavour Silver Corp.

shares for one new common share and increased its share capital to 100,000,000 common shares without par value. Then on September 13, 2004, the Company changed its name to “Endeavour Silver Corp.”, transitioned from the Company Act (British Columbia) to the British Columbia Business Corporations Act and increased its authorized share capital to unlimited common shares without par value.

The Company’s principal business office is located at:

Suite 800 - 850 West Hastings Street
Vancouver, British Columbia
Canada, V6C 1E1

and its registered and records office is located at:

VECTOR Corporate Finance Lawyers
Suite 1040 - 999 West Hastings Street
Vancouver, British Columbia
Canada, V6C 2W2

2.2          Subsidiaries

The Company conducts its business in Mexico through subsidiary companies. The following table lists the subsidiaries, place incorporated and % ownership held.

Name of Company	Incorporated	% held

Endeavour Gold Corporation, S.A. de C.V.	Mexico	100
Minera Plata Adelante, S.A. de C.V.	Mexico	100
Minera Santa Cruz y Garibaldi, S.A. de C.V. (i)	Mexico	51
Refinadora Plata Guanacevi, S.A. de C.V.	Mexico	100
Metallurgica Guanacevi, S.A. de C.V.	Mexico	100
Endeavour Management Corp	Canada	100
Guanacevi Mining Service, S.A. de C.V.	Mexico	100
Recursos Humanos Guanacevi, S.A. de C.V.	Mexico	100
Exploraciones, S.A. de C.V	Mexico	100

(i) Endeavour has the right to purchase the remaining 49% of Minera Santa Cruz y Garibaldi, S.A. d e C.V.

Endeavour Silver Corp.

ITEM 3:                   GENERAL DEVELOPMENT OF THE BUSINESS

3.1          Three Year History

Overview

The Company is a Canadian mineral company engaged in the evaluation, acquisition, exploration, development and operation of precious metal properties in Mexico.

In May 2004, Endeavour signed formal option agreements to acquire up to a 100% interest in the producing Santa Cruz silver-gold mine, certain other mining concessions and the Guanacevi mineral processing plant (collectively, the “Guanacevi Mines Project”) in Durango, Mexico. The terms of the agreements gave Endeavour the option to acquire an initial 51% interest in these operating assets by paying a total of approximately US$4 million to the vendors and incurring US$1 million in mine exploration and development within one year. This was completed on January 28, 2006. The balance of the 49% interest could be purchased through the payment of a further US$3 million by instalments up to January 2008. The purchase of the remaining 49% of the mill facility was completed in July 2006 and the purchase of the remaining 49% of the mining assets is scheduled for completion on January 28, 2008.

The Guanacevi Project has been the primary focus of business activity for the last 3 years - see Item 4.4 for further details.

Three Year History

2007 to April 10

March 8, 2007 the Company released an updated Statement of Reserves and Resources as at 31 Dec 2006 showing significantly higher reserves and resources at the Guanacevi Mines Project based on the results of drilling and development undertaken during 2006.

February 27, 2007 Endeavour signed a binding agreement of intent to purchase Unidad Bolanitos exploitation contracts over producing silver/gold mines and plant in the Guanajuato and La Luz silver district, Guanajuato State, Mexico for US$3.25 million cash and US$1.0 million of common stock of the Company.

January 30, 2007 Endeavour announced changes to its management and operations teams: John D Watkins to be appointed CFO upon receipt of Canadian and Mexican work permits; Jorge Luhan Acuna appointed General Manager, Guanacevi; and Marcos Garcia Chavez appointed Manager, Mexico Administration and Finance. In addition: Bruce Bried resigned as Vice President Mining following handover of these responsibilities to Dave Drips Vice President, Mexico Operations; Neil Marshall resigned as Mine Manager, Guanacevi; and Philip Yee will resign as CFO effective upon commencement of John Watkins appointment.

January 29, 2007 the Company’s common shares commenced trading on the American Stock Exchange under the symbol EXK.

Endeavour Silver Corp.

2006 Year

In 2006 the Company raised $28 million from private placements, $6.2 million from warrants, and $0.9 million from options.

October 24, 2006 Endeavour purchased the Arroyo Seco property in the south east Michoacan State, Mexico from Servicio Geológico Mexicano (The Mexican Geological Survey) for US$229,000 payable over 2 years plus 1% NSR production royalty.

October 11, 2006 Endeavour announced the appointment of David Drips as the new Vice President, Mexico Operations.

August 10, 2006 Endeavour acquired options to purchase La Aurora and El Cometa properties in the Parral district, Chihuahua State, Mexico for US$913,000 cash payable over 3 years.

August 3, 2006 Endeavour acquired an option to purchase Minas Nuevas properties in the Parral district, Chihuahua State, Mexico through the payment of US$3million cash over 30 months.

July 24, 2006 Endeavour completed the purchase of the Guanacevi Mill through the purchase of Metallugica Guancevi S.A. de C.V. which owned 49% of the Mill.

May 9, 2006 expanded and strengthened the Board of Directors through the appointment of Geoff Handley.

February 7, 2006, the shares of the Company were listed for trading on the Toronto Stock Exchange under the symbol EDR. Previously its shares were listed on the TSX Venture Exchange.

January 28, 2006, the Company completed the acquisition of 51% of the Guanacevi Mines Project.

2005 Year

In 2005 the Company raised $15.1 million from private placements, $6.1 million from warrants, and $1.8 million from options.

In October 2005, the Company acquired a mining lease on the El Porvenir property, Guanacevi district, Durango, Mexico. Under the lease agreement, the Company holds the exclusive right to mine the El Porvenir property for a 5-year period, which can be extended for another 5 years, by mutual agreement. The Company has agreed to mine El Porvenir at the rate of between 9,000 tonnes and 27,000 tonnes per quarter and to pay a 3% net smelter royalty from production

In August 2005, the Company entered into an option agreement to acquire a 100% interest in four silver properties, La Prieta, El Aguaje de Arriba, Ampliacion El Aguaje de Arriba and La Plata, in the Guanacevi District, Durango, Mexico, for US$100,000.

In August 2005, the shares of the Company were listed for trading on the Frankfurt Stock Exchange under the trading symbol EJD.

In July 2005, the Company entered into an option agreement to acquire a 100% interest in two silver properties, Porvenir Dos and La Sultana, in the Guanacevi District, Durango, Mexico, for US$137,500.

In June 2005, the Company acquired nine silver mining properties in the Guanacevi district, Durango, Mexico, from Industrias Peñoles S.A. de C.V. ("Peñoles"). Six of these properties form part of the producing Santa Cruz silver mine in which the Company already owns a 51% interest in the exploitation

Endeavour Silver Corp.

lease and has the option to acquire the remaining 49% interest. This transaction effectively allowed the Company's wholly owned Mexican subsidiary, Minera Plata Adelante SA de CV, ("Adelante") to acquire the outright ownership of the six mineral concessions as well as a 4.5% net proceeds royalty from Peñoles' wholly owned Mexican subsidiary, Minera Capela S.A. de C.V. ("Capela"). Adelante will be required to send all mineral production from these properties to the Peñoles smelter in Torreon, Mexico, for smelting and refining. Capela will retain a 3% net proceeds royalty on future production after deduction of all shipping and smelting costs, including taxes and penalties if any. The Company has also formed a strategic alliance with Peñoles to acquire additional mining properties in Mexico. Peñoles has agreed to provide the Company with access to information on its portfolio of mineral concessions throughout Mexico. On each additional Peñoles property made available to the Company a purchase price may be negotiated, payable in common shares of the Company. If the Company acquires additional properties from third parties introduced by Peñoles, the Company will pay Peñoles a 5% fee on the cash purchase price, also payable in common shares of the Company. If Peñoles acquires property from a third party introduced by the Company, Peñoles will pay Endeavour a 5% fee on the cash purchase price. In compensation for the nine mining properties, certain mining equipment located thereon, and the formation of the strategic alliance, the Company issued 1,000,000 units to Peñoles in July 2005; each unit consisted of one common share and one warrant to purchase an additional common share at $2.10 until July 22, 2006 and thereafter at $2.30 until July 22, 2007.

On February 24, 2005 the Company announced changes and additions to its senior management team. Bradford Cooke the outgoing President became the Chairman and C.E.O. Godfrey Walton, M.Sc., P.Geo. took over as the new President and C.O.O. Other appointments included the appointment of Philip Yee as C.F.O., Bruce Bried as Vice President, Mining, responsible for overseeing the day-to-day operations of the Santa Cruz Mine and Guanacevi plant and Michael Rasmussen, as Vice President, Exploration, to oversee all exploration projects.

2004 Year

In 2004 the Company raised $10.7 million from private placements, $0.4 million from warrants, and $0.1 million from options.

In May 2004, the Company signed formal purchase agreements to acquire up to a 100% interest in the producing Santa Cruz silver-gold mine and Guanacevi mineral processing plant in Durango, Mexico. Terms of the agreement give the Company the option to pay US$4 million to the vendors and to invest US$1 million in mine exploration and development within one year in order to earn a 51% interest in these operating assets. The balance of the 49% interest can be earned by paying a further US$3 million over the remaining 3 years thereafter to January 2008. The Company paid US$1 million to the vendors on the signing of the agreements in May 2004. See Item 3.2 for further details.

3.2          Significant Acquisitions

Guanacevi Mines Project (Durango, Mexico)

In May 2004, the Company entered into option agreements to acquire a 100% interest in the outstanding shares of Minera Santa Cruz y Garibaldi SA de C.V (“Minera Santa Cruz”), which owns 100% of the producing Santa Cruz silver-gold mine located in Durango, Mexico. At the same time it entered into option agreements to purchase certain mining concessions and the Guanacevi mineral processing plant, also located in Durango, Mexico.

Endeavour Silver Corp.

The payment schedule was as follows:

	Thousands of US$
			Mining
	Minera Santa Cruz	Processing Plant	concessions	Total
		Refer note (i)
Initial option agreement -
February 2004		57	43	100
Agreement		514	386	900
January 28, 2005	852	1,143	5	2,000
January 28, 2006	423	572	5	1,000
January 28, 2007	638	857	5	1,500
January 28, 2008	638	857	5	1,500
	2,551	4,000	449	7,000

51% ownership	1,275	2,286	439	4,000
100% ownership	1,276	1,714	10	3,000
	2,551	4,000	449	7,000

Note (i) The purchase of the processing plant was accelerated in 2006 through the acquisition of the company owning 49% of the asset and the elimination of the payments scheduled for January 20007 and January 2008.

In June 2005, the Company acquired an additional nine silver mining properties in the Guanacevi district, Durango, Mexico, from Industrias Peñoles S.A. de C.V. (“Peñoles”). Six of these properties form part of the producing Santa Cruz silver mine.

El Porvenir

In October 2005, the Company acquired a mining lease from Minera Tayahua, S.A. de C.V., on the El Porvenir property, Guanacevi district, Durango, Mexico. Under the lease agreement, the Company holds the exclusive right to mine the El Porvenir property until 2008.

Unidad Bolanitos

On February 27, 2007 Endeavour signed a binding agreement of intent to purchase Unidad Bolanitos exploitation contracts over producing silver/gold mines and plant in the Guanajuato and La Luz silver district, Guanajuato State, Mexico for US$3.25mill cash and US$1.0mill of common stock of the Company.

Endeavour Silver Corp.

ITEM 4:                   DESCRIPTION OF THE BUSINESS

4.1          General Description

The Business of the Company

The Company’s principal business activities are the evaluation, acquisition, exploration, development and operation of mineral properties. The Company produces silver-gold from its underground mine at Guanacevi in Mexico.

Previously the Company focused its activities principally in Canada, but by the end of fiscal 2004 it had relinquished its remaining Canadian property and was active in seeking properties of merit in Mexico. This culminated in the Company entering into formal option agreements to acquire up to a 100% interest in the producing Santa Cruz silver-gold mine, certain other mining concessions and the Guanacevi mineral processing plant (collectively, the “Guanacevi Mines Project”) in Durango, Mexico. The acquisitions of the silver-gold mine and the processing plant has allowed the Company to become a primary silver producer, as well as to transform the Company from a mineral exploration company to an operating mining company.

In February 27, 2007 the Company signed a binding agreement of intent to purchase Unidad Bolanitos exploitation contracts over producing silver/gold mines and plant in the Guanajuato and La Luz silver district, Guanajuato State, Mexico

Number of Employees

The Company has approximately 360 full and part-time employees.

4.2          Risk Factors

The Company’s ability to generate revenues and profits from its mineral properties, or any other mineral property it may acquire, is dependent upon a number of factors, including, without limitation, the following risk factors.

Precious and Base Metal Price Fluctuations

The profitability of the precious and base metal operations in which the Company has an interest will be significantly affected by changes in the market prices of precious and base metals. Prices for precious and base metals fluctuate on a daily basis, have historically been subject to wide fluctuations and are affected by numerous factors beyond the control of the Company such as the level of interest rates, the rate of inflation, central bank transactions, world supply of the precious and base metals, foreign currency exchange rates, international investments, monetary systems and political developments. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values.

Endeavour Silver Corp.

Competitive Conditions

Significant competition exists for natural resource acquisition opportunities. As a result of this competition, some of which is with large, well established mining companies with substantial capabilities and significant financial and technical resources, the Company may be unable to compete for nor acquire rights to exploit additional attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that the Company will be able to acquire any interest in additional projects that would yield reserves or results for commercial mining operations.

Operating Hazards and Risks

Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Hazards such as unusual or unexpected rock formations and other conditions can occur. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damages. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. Any compensation for such liabilities may have a material, adverse effect on the Company’s financial position.

Exploration and Development

There is no assurance given by the Company that its exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At this time, apart from the mineral reserves on the Company’s Guanacevi Mines Project as described under Item 4.4, none of the Company’s properties have any defined ore-bodies with proven reserves. Unusual or unexpected geological structures or formations, fires, power outages, labour disruptions, floods, explosions, cave-ins, land slides, acts of God, earthquakes, war, rebellion, revolution, delays in transportation, inaccessibility to property, restrictions of courts and/or government authorities, other restrictive matters beyond the reasonable control of the Company, and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Company has relied, and may continue to rely, upon consultants and advisers for development and operating expertise.

The economics of developing silver, gold and other mineral properties are affected by many factors including capital and operating costs, variations of the tonnage and grade of ore mined, fluctuating mineral markets, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the prices of silver, gold or other minerals produced, the Company may determine that it is impractical to commence or continue commercial production. Substantial expenditures are required to discover an ore-body, to establish reserves, to identify the appropriate metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, and such other factors as government regulations, including regulations relating to royalties, allowable

Endeavour Silver Corp.

production, importing and exporting minerals and environmental protection. In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for an exploitation concession. There can be no guarantee that such a concession will be granted.

Calculation of Reserves and Resources and Precious Metal Recoveries

There is a degree of uncertainty attributable to the calculation and estimates of reserves and resources and their corresponding metal grades to be mined and recovered. Until reserves or resources are actually mined and processed, the quantities of mineralization and metal grades must be considered as estimates only.

Government Regulation

Operations, development and exploration on the Company’s properties are affected to varying degrees by government regulations relating to such matters as environmental protection, health, safety and labour, mining law reform, restrictions on production, price controls, tax increases, maintenance of claims, tenure, and expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company’s operations. The activities of the Company require licenses and permits from various governmental authorities. While the Company currently has been granted the requisite licenses and permits to enable it to carry on its existing business and operations, there can be no assurance that the Company will be able to obtain all the necessary licenses and permits which may be required to carry out exploration, development and mining operations for its projects.

Environmental Factors

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. The costs of compliance with changes in government regulations have the potential to reduce the profitability of future operations. Environmental hazards may exist on the Company’s properties which are unknown to the Company at present which have been caused by previous or existing owners or operators of the properties.

Title to Assets

Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys of the claims in which it holds direct or indirect interests and, therefore the precise area and location of such claims may be in doubt. The Company’s claims may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects.

Uncertainty of Funding

The Company has limited financial resources, and the mineral claims in which the Company has an interest and an option to acquire an interest require financial expenditures to be made by the Company.

Endeavour Silver Corp.

There can be no assurance that adequate funding will be available to the Company so as to exercise its option or to maintain its interests once those options have been exercised. Further exploration work and development of the properties in which the Company has an interest or option to acquire depend upon the Company’s ability to obtain financing through joint venturing of projects, debt financing or equity financing or other means. Failure to obtain financing on a timely basis could cause the Company to forfeit all or parts of its interests in mineral properties or reduce or terminate its operations.

Industry Competition and Agreements with Other Parties

The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself. Competition in the mining business could adversely affect the Company’s ability to acquire suitable producing properties or prospects for mineral exploration in the future.

The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party, and the Company may have its interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs.

Potential Conflicts of Interest

The directors and officers of the Company may serve as directors and/or officers of other public and private companies, and may devote a portion of their time to manage other business interests. This may result in certain conflicts of interest. To the extent that such other companies may participate in ventures in which the Company is also participating, such directors and officers of the Company may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company’s participation. The laws of British Columbia, Canada, require the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. However, in conflict of interest situations, directors and officers of the Company may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions.

There is no assurance that the needs of the Company will receive priority in all cases. From time to time, several companies may participate together in the acquisition, exploration and development of natural resource properties, thereby allowing these companies to: (i) participate in larger properties and programs; (ii) acquire an interest in a greater number of properties and programs; and (iii) reduce their financial exposure to any one property or program. A particular company may assign, at its cost, all or a portion of its interests in a particular program to another affiliated company due to the financial position of the Company making the assignment. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, it is expected that the directors and officers of the Company will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Foreign Countries and Regulatory Requirements

The Company’s mining and exploration properties are located in Mexico, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes may vary from country to country and are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income and other taxes and duties, expropriation of property, environmental legislation and mine safety. These uncertainties may make it more difficult for the Company to obtain any required production financing for its mineral properties.

Endeavour Silver Corp.

Third Party Reliance

The Company’s rights to acquire interests in certain mineral properties have been granted by third parties who themselves may hold only an option to acquire such properties. As a result, the Company may have no direct contractual relationship with the underlying property holder.

4.3          Asset-Backed Securities Outstanding

The Company does not have outstanding asset-backed securities.

4.4          Mineral Projects

The Company’s sole reportable segment is mineral exploration and development of natural resources. The Company presently operates one mineral project and is in the process of acquiring other mineral projects.

Operating Mines

Guanacevi Mines Project

Ownership and Property Description:

Endeavour has ownership of the main producing underground mines through its 51% subsidiary Minera Santa Cruz y Garibaldi, S.A. de C.V. (North Porvenir mine) and its 100% subsidiary Minera Plata Adelante, S.A. de C.V. (El Porvenir Mine). Endeavour has the right to purchase the remaining 49% of the company Minera Santa Cruz y Garibaldi through a series of scheduled payments with the final payment due on January 28, 2008. The mill which processes the Guanacevi ore was also purchased through a series of scheduled payments and became 100% owned through the acquisition of Metalurgica Guanacevi, S.A. de C.V. in July 2006.

Location Access and Climate:

The mining district of Guanacevi is located in northwestern Mexico in the Durango State some 260 km northwest of the inland city of Durango. The Guanacevi Mines Project is located 3.6 km S58°W from the town of Guanacevi. Topographic co-ordinates of the project are 25°54'47"N latitude and 105°58'20"W longitude. The project lies at an average elevation of 2,370 m above sea level with temperatures dropping to 0% in winter and mild to hot in summer

The Guanacevi Mines Project is accessed by road journey of approx four and one half hours from Durango City via a paved highway. The city of Durango is reached by road via interstate highways and is connected by a regional air service to major Mexican cities and a direct international air service to the U.S.A.

The local town of Guanacevi has a population of approx 2,000.

Royalties and Encumbrances:

Production from the Guanacevi Mines Project is subject to a 3% net smelter return royalty payable to the previous owners of the mining concessions.

Endeavour Silver Corp.

Taxation:

The principal taxes in Mexico affecting Endeavour include income tax, employee profit sharing taxes, annual fees for holding mineral properties, minimum asset company taxes, IVA, and payroll taxes.

History:

In May 2004, Endeavour signed formal option agreements to acquire up to a 100% interest in the producing Santa Cruz silver-gold mine, certain other mining concessions and the Guanacevi mineral processing plant (collectively, the “Guanacevi Mines Project”) in Durango, Mexico. The Terms of the agreements gave Endeavour the option to acquire an initial 51% interest in these operating assets by paying a total of approximately US$4 million to the vendors and incurring US$1 million in mine exploration and development within one year. This was completed on January 28, 2006. The balance of the 49% interest could be purchased through the payment of a further US$3 million by instalments up to January 2008. The purchase of the remaining 49% of the mill facility was completed in July 2006 and the purchase of the remaining 49% of the mining assets is scheduled for completion on January 28, 2008.

The Guanacevi Project has been the primary focus of business activity for the last 3 years.

Geology and Mineralisation:

The Gunacevi deposit is a high-grade silver-gold, low sulphidation epithermal vein deposit, characterized by adularia-sericite alteration. The Santa Cruz vein is a silver-rich structure with lesser amounts of Au, Pb and Zn. Mineralization based on past production has averaged approximately 500 g Ag/t and 1 g Au/t over true widths averaging 3 m.

The Guanacevi veins are typical of other epithermal silver-gold vein deposits in Mexico in that they are primarily hosted in the Tertiary Lower Volcanic Series of andesite flows, pyroclastics and epiclastics overlain by the Upper Volcanic Series of rhyolite pyroclastics and ignimbrites. Evidence is accumulating in the Guanacevi District that mineralization is closely associated with a pulse of silicic eruptions that either signaled the end of Lower Volcanic magmatism or the onset of Upper Volcanic activity.

Low sulphidation epithermal veins in Mexico typically have a well defined, subhorizontal ore horizon about 300 m to 800 m in vertical extent where the bonanza grade ore shoots have been deposited due to boiling of the hydrothermal fluids. Neither the top nor the bottom of the Santa Cruz ore horizon have yet been found but given that high grade mineralization occurs over a 400 m vertical extent from the top of the Garibaldi shaft (South of Santa Cruz Mine) to below the Level 13 in Santa Cruz, erosion cannot have removed much of the ore horizon.

Principal mineralization in the Santa Cruz Mine area is an epithermal low-sulphidation, quartz-carbonate, fracture-filling, vein hosted by a fault-structure that trends about N 45° W (+/- 5°) and dips 65° (+/- 10°). The fault and vein comprise a structural system referred to locally as the SCV structure or SCV fault. The SCV structure has been traced 5 km along the trend and averages about 3.5 m in width. Mineralization in the system is not continuous, but occurs in steeply NW-raking shoots up to 200 meters in strike-length. A second vein, sub-parallel to the SCV but less continuous, is economically significant in the Porvenir Dos zone and in the northern portion of deep North Porvenir. It is referred to in both areas as the Footwall Vein, although in Porvenir Dos, the term “Conglomerate Vein” has also been employed.

Endeavour Silver Corp.

Technical Reports

The Santa Cruz Mine and Guanacevi Plant, plus related mineral properties (including some properties in the area acquired subsequent to the initial agreements) being, together the Guanacevi Mines Project, are the subject of the following technical reports presumed by management to be compliant with National Instrument 43-101 (“NI 43-101”):

  A technical review titled “A Technical Review of the Guanacevi Project” dated March 12, 2004, as amended April 21, 2004, which was prepared by Velasquez Spring and Andrew Harasimowicz, both of Watts, Griffis and McOuat Limited, consulting geologists and engineers (the “WGM Report”), which had been filed with the applicable regulatory bodies in April 2004;

  A technical report titled “Mineral Resource and Reserve Estimate, Guanacevi Project, Durango, Mexico” dated March 31, 2006 and authored by Eric Olson, MAusIMM of Range Consulting Group LLP (the “Range Report”). The report was filed on Sedar on March 31, 2006; and

  A technical report updating the Mineral Reserves and Resource Estimates, Guanacevi Project, Durango Mexico as at December 31, 2006 The Qualified Persons who completed the audit of the reserves and resources are Jim Leader, P.Eng., William Lewis, P.Geo., and Dibya Kanti Mukhopadhyay, MAusIMM, of Micon International (“Micon”). {Note: Micon did not audit the Guanacevi stockpiles nor did they audit silver equivalents for this report.} The report will be released on Sedar on or before April 22, 2007.

Endeavour Silver Corp.

Mineral Reserves

Guanacevi Mines Project
Statement of Reserves at 31 December 2006 (released March 8, 2007) (i)

Category	Zone	In-situ Tonnes & Grade
		Tonnes	Silver (g/t)	Ounces Ag	Gold (g/t)	Ounces Au
Proven	Zone 1	0	0	0	0.00	0
	Zone 1- 2	91,436	513	1,508,049	0.92	2,718
	Zone 2	82,063	671	1,770,316	0.97	2,558
	Zone 3	182,498	483	2,833,911	0.91	5,314
	Zone 4	10,072	658	213,070	0.95	309
Total Proven		366,069	537	6,325,346	0.93	10,898
Probable	Zone 1	218,818	476	3,348,659	0.98	6,892
	Zone 1- 2	0	0	0	0	0
	Zone 2	0	0	0	0	0
	Zone 3	23,421	341	256,799	0.73	550
	Zone 4	0	0	0	0.00	0
Total Probable		242,239	463	3,605,458	0.96	7,442
Total Proven + Probable		608,308	508	9,930,804	0.94	18,319

Mineral Resources

Guanacevi Mines Project
Statement of Resources as at December 31, 2006 (Released March 8, 2007) (i)

Indicated Resources (Cut-off Grade 200 g/t Silver)

AREA	Million Tonnes	Silver (g/t)	Gold (g/t)	Silver Million oz	Gold Thousand oz
PORVENIR	1.38	300	0.46	13.33	20
PORVENIR DOS	0.22	349	0.66	2.47	5
SANTA CRUZ	0.33	391	0.69	4.21	7
ALEX BRECCIA	0.10	314	0.62	1.05	2
TOTAL	2.03	327	0.54	21.06	34

Inferred Resources (Cut-off 200 g/t Silver and within 75 m of the Indicated Boundary)

AREA	Million Tonnes	Silver (g/t)	Gold (g/t)	Silver Million oz	Gold Thousand oz
PORVENIR	0.68	284	0.58	6.19	13
PORVENIR DOS	-	-	-	-	-
SANTA CRUZ	0.22	379	0.62	2.67	4
ALEX BRECCIA	0.13	277	0.50	1.13	2
TOTAL	1.03	323	0.60	9.99	19

(i) The qualified persons who prepared the reports were Jim Leader P.Eng, William Lewis, B.Sc. P.Geo and Dibya Kanti Mukhopadhyay, MAusIMM of Micon International. The full report will be released on Sedar by April 22, 2007.

Endeavour Silver Corp.

Mining

Production from Guanacevi in 2006 amounted to 1,352,661 oz silver (Ag) and 2,493 oz gold (Au), or 1,480,000 oz Ag equivalent using an equivalence ratio of 50 for Ag and 1 for Au. This production came from 117,255 tonnes of ore at an average grade of 449 g/t Ag and 0.80 g/t Au.

During 2006 the operations were carried out by a local Durango mining contractor under the supervision of Endeavour’s mine management. The mining contract expired on 31 December 2006 and Endeavour then assumed the day to day mining operations. The mine is budgeted to produce 650-tpd of ore in 2007. The mining is accomplished using typical cut and full, utilizing rubber tired mobile equipment. The mine development consists of ramps, driven at a grade of +/-15%, and stope accesses driven off of the ramps, all of which are adjacent to the vein in the footwall side. Fill material is provided from the development of the underground ramps and accesses that are driven in waste.

Milling

The Endeavour mill is a typical Merrill-Crowe circuit. The mill was expanded from an average process rate of 420-tpd to 800-tpd at the end of 2006, and this upgrade was commissioned in February of 2007. The Merrill-Crowe circuit consists of a crushing, screening, and grinding circuit where the ore is reduced to a mesh size of 72% passing -200 mesh. The sized material then circulates in a leach circuit and is finally precipitated in a Merrill-Crowe unit, zinc dust being used to precipitate the silver and gold. The precipitate is smelted at the site using a gas fired induction furnace, producing a dore’ that is 97% silver and over 2% gold. The tailing from the plant is deposited in a tailing facility adjacent to the plant.

The Endeavour plant also includes a typical two stage flotation circuit, a Lead-Silver circuit and a Zinc-Silver circuit. The flotation circuit can be used simultaneously with the Merrill-Crowe circuit or as an individual circuit. Thus, the Endeavour plant can process both oxide and sulphide type ores efficiently.

Environment, Health and Safety

Endeavour is actively developing a reclamation plan that will have expenditures during mining operations and in addition a final closure plan that is traditional for this type of facility. The Company is currently implementing environmental policies typical of North American mining companies such as accidental spill procedures and prevention, material containment procedures, and re-vegetation plans near active areas.

Endeavour has implemented many traditional North American safety programs since taking the operation over from the contractor at both the mine and plant. These programs include safety bonuses, development of a mine rescue team, new hire safety training, annual refresher training, and daily “toolbox” meetings. Additionally, the Company is actively testing employees for previous exposure to hazardous materials and there are two paramedics employed at the site.

Capital Expenditure

Endeavour has incurred significant capital expenditures in fiscal 2006 to assume mining operations and expand production and has budgeted significant capital expenditure in fiscal 2007 to further expand production.

The mine capital consists of the required off-vein mine development, the purchase of rubber tired mining equipment, the construction of an underground pumping facility to handle the predicted mine inflow, and the construction of a permanent mine camp that will house 100 mine employees.

Endeavour Silver Corp.

The plant capital consists of expanding the beneficiation facility to handle 800-tpd, the leach and wash circuit is being modified to easily accommodate the pulp and solution associated with 800-tpd, a new Merrill-Crowe and refining facility, and a tailing pond expansion to provide tail storage.

Infrastructure capital consists of light vehicles, upgrade of the information systems, upgrade of the accounting system, and general ancillary projects associated with the site structures and roads.

Marketing

Products from the mine, principally dore, are sold under existing tied third party sales agreements for mine output.

ITEM 5:                   DIVIDENDS

5.1          Dividends

No dividends have been declared during the past three fiscal years covering the period beginning March 1, 2004 and ending December 31, 2006. The Company has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance further acquisition, exploration and development of its mineral properties.

ITEM 6:                   DESCRIPTION OF CAPITAL STRUCTURE

6.1          General Description of Capital Structure

The Company’s capital structure is comprised of only one class of shares. The Company’s authorized share capital is comprised of an unlimited number of common shares without par value.

As at March 23, 2007, the Company has 43,682,802 common shares issued and outstanding.

The following table provides a summary concerning the Company’s share capital as of December 31, 2006:

December 31, 2006

Authorized share capital	Unlimited number of common shares without par value
Number of shares issued and outstanding	42,373,988 common shares without par value

All common shares of the Company rank equally as to dividends, voting powers and participation in assets and in all other respects. Each share carries one vote per share at meetings of the shareholders of the Company. There are no indentures or agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights attached to the common shares. The shares presently issued are not subject to any calls or assessments.

Endeavour Silver Corp.

6.2          Constraints

To the best of its knowledge, the Company is not aware of any constraints imposed on the ownership of its securities to ensure that the Company has a required level of Canadian ownership.

6.3          Ratings

To the best of its knowledge, the Company is not aware of any ratings, including provisional ratings, from rating organizations for the Company’s securities that are outstanding and continue in effect.

ITEM 7:                   MARKET FOR SECURITIES

7.1          Trading Price and Volume

The Company’s common shares are listed for trading on the TSX Toronto Stock Exchange (the “TSE”) under the symbol “EDR”. The Company listed on the TSE and delisted from the TSX Venture Exchange on February 7, 2006. The Company listed on the American Stock Exchange on January 29, 2007 under the symbol EXK.

The price ranges in Canadian $ and volume traded on the TSE for the most recently completed fiscal period ended December 31, 2006 and the months of January and February 2007 are set out below:

Date	Open	High	Low	Close	Volume Traded
Feb-07	4.80	5.92	4.77	5.36	6,314,206
Jan-07	4.61	5.14	3.76	4.80	4,912,464
Dec-06	5.05	5.17	4.14	4.53	2,942,823
Nov-06	4.24	5.19	3.93	5.09	3,647,629
Oct-06	3.71	4.17	3.26	4.17	3,610,175
Sep-06	3.62	4.07	3.16	3.65	3,295,163
Aug-06	3.59	3.94	3.21	3.49	2,823,192
Jul-06	3.60	3.72	2.95	3.51	2,532,384
Jun-06	3.75	3.79	2.60	3.48	4,564,646
May-06	4.73	5.39	3.18	3.75	7,160,832
Apr-06	4.85	4.99	4.18	4.69	7,416,245
Mar-06	3.45	5.18	3.42	4.75	11,878,007
* Feb-06	3.28	3.71	2.60	3.50	7,935,800
* Jan-06	2.69	3.19	2.40	3.17	4,152,200

* The Company listed on the TSE and delisted from the TSX Venture Exchange on February 7, 2006.

The price ranges in US$ and volume traded on the American Stock exchange since listing are:

Date	Open	High	Low	Close	Volume Traded
Feb-07	4.80	5.11	4.10	4.60	4,278,551
* Jan-07	4.22	4.22	3.97	4.09	698,100

* The Company was listed on the AMEX on January 29, 2007.

Endeavour Silver Corp.

ITEM 8:                   ESCROWED SECURITIES

8.1          Escrowed Securities

Escrowed Securities
Designation of class	Common shares without par value
Number of securities held in escrow	93,750
Percentage of class	0.21% (as of March 23, 2007)

As at April 24, 2006, the Company has a total of 93,750 common shares held in escrow, the release of which is subject to regulatory approval. The escrow agent is Computershare Trust Company of Canada

ITEM 9:                   DIRECTORS AND OFFICERS

9.1          Name, Occupation and Security Holding

The following is a list of the current directors and officers of the Company, their province/state and country of residence, their current positions with the Company and their principal occupations during the past five years:

Name and Province/State and Country of Residence	Principal Occupation for the Last Five Years	Current Position with the Company and Period of Service	Approximate number and percentage of voting securities owned, directly or indirectly or over which direction or control is exercised (2)(3)
Bradford J. Cooke British Columbia, Canada	President, CEO and Director of Canarc Resource Corp.	Director, Chairman and Chief Executive Officer (From July 25, 2002)	1,460,150 (3.32%)
Godfrey J. Walton British Columbia, Canada	President, G.J. Walton & Associates Ltd.	Director, President and Chief Operating Officer (From July 25, 2002)	208,900 (0.48%)
Leonard Harris (1) Colorado, USA	Retired, and Director of
Glamis Gold Ltd.,
Corriente Resources Inc.,
Solitario Resources
Corp., Cardero
Resources Corp., Alamos
Minerals Ltd, Alamos
Gold Inc., Canarc
Resource Corp., Sullidan
Exploration Inc., IMA
Exploration Inc.,
Morgain Minerals Inc.,
Indico Resources Ltd,
	Aztec Metals Corp.	Director (From July 24, 2003)	15,000 ( 0.03%)
Mario D. Szotlender (1) Caracas, Venezuela	President, Tombstone Explorations Co. Ltd.	Director (From July 25, 2002)	69,200 (0.32%)

Endeavour Silver Corp.

Name and Province/State and Country of Residence	Principal Occupation for the Last Five Years	Current Position with the Company and Period of Service	Approximate number and percentage of voting securities owned, directly or indirectly or over which direction or control is exercised (2)(3)
Geoff Handley (1) Sydney, Australia	Past EVP Strategic Development, Placer Dome Inc., Currently Director of Eldorado Gold Ltd, Pan Australian Resources Limited, Boart Longyear Limited, Oryx Mining and Exploration Ltd.	Director (From June 14, 2006)	0
Stewart L. Lockwood British Columbia, Canada	Lawyer, Vector Corporate Finance Lawyers from 2001 and was in house counsel for Canarc Resource Corp prior thereto	Corporate Secretary (From July 25, 2002)	27,226 (0.06%)
Philip Yee British Columbia, Canada	Canarc Resource Corp. and Endeavour Silver Corp. (Controller – From 2003 to present) Augusta Group (Controller – From 1997 to 2003)	Chief Financial Officer (From February 2005)	51,800 (0.12%)
Michael Rasmussen Durango, Mexico	Exploration work for Echo Bay Mines and then Kinross Gold Corporation between 1990 and 2004	Vice President, Exploration (From January, 2005)	20,000 (0.5%)
David Drips Washington USA, Mexico	General Manager Pan American Silver	Vice President, Mexico (From November 1, 2006)	0
Bruce Bried British Columbia, Canada	Homestake Mining Company, mine superintendent, 1992 to 2001, Kinross Gold Corporation, operating manager, 2002 to 2004	Vice President, Mining (From March, 2005 to February,15 2007 )	0

(1)	Audit Committee members.

(2)	As at March 23, 2007

(3)	Refer to www.sedi.ca for continuous disclosure of Directors & Officers holdings.

As of the date hereof, the Company has two executive committees: A Compensation Committee and a Nominating Committee.

Endeavour Silver Corp.

Directors' Terms of Office

The directors have served as directors of the Company since the date shown above and their terms of office expire at the beginning of the next annual general meeting.

Control of Securities

The directors and officers of the Company beneficially own, directly or indirectly, have control of or direction over an aggregate of 1,852,000 common shares of the Company, representing approximately 4.2 % of the issued and outstanding common shares as at March 23, 2007.

9.2         Cease Trade Orders, Bankruptcies, Penalties or Sanctions

As at the date of the AIF and during the 10 years prior to the date of the AIF, none of the directors or officers of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)	is or has been a director or executive officer of any company (including the Company), that while that person was acting in that capacity:

(i)

was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

(b)

has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

Subsequent to December 31, 2000, no director, officer or promoter of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, is or has:

(a)

been the subject of any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

9.3        Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may

Endeavour Silver Corp.

participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest in or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporations Act (British Columbia) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

To the best of its knowledge, the Company is not aware of any such conflicts of interest.

ITEM 10:               PROMOTERS

Within the fiscal period ended December 31, 2006 and the ten month period ended December 31, 2005, and fiscal period ended February 28, 2005, the Company does not have nor employed any person or company acting or performing as a promoter for the Company.

ITEM 11:               LEGAL PROCEEDINGS

11.1        Legal Proceedings

There are no known legal proceedings to which the Company is a party or to which any of its property is the subject or any such proceedings known to the Company to be contemplated.

ITEM 12:               INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

12.1        Interest of Management and Others in Material Transactions

Other than as set forth below and in this AIF and in the Company’s audited financial statements for the period ended December 31, 2006 and other than transactions carried out in the ordinary course of business of the Company or its subsidiary, within the recently completed financial period ended December 31, 2006, for the ten months ended February 28, 2005 and the fiscal year ended February 28, 2005, none of the following:

(a)	director or executive officer of the Company;

Endeavour Silver Corp.

(b)

a person or company that is direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of any class or series of the outstanding voting securities of the Company; and

(c)	an associate or affiliate of any of the persons or companies referred to in the above paragraphs (a) or (b),

has, to the best of the Company’s knowledge, any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Company and its subsidiary.

The Company’s directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. The interests of these companies may differ from time to time. Items 4.2 and 9.3 provide further details.

ITEM 13:               TRANSFER AGENT AND REGISTRAR

13.1        Transfer Agent and Registrar

The Company’s transfer agent and registrar is:

Computershare Trust Company of Canada
3rd Floor, 510 Burrard Street
Vancouver, BC
Canada, V6C 3B9

ITEM 14:               MATERIAL CONTRACTS

14.1        Material Contracts

There are no other contracts, other than those herein disclosed in this AIF and other than those entered into in the ordinary course of the Company’s business, that are material to the Company and which were entered into in the most recently completed fiscal period ended December 31, 2006 or before or after the most recently completed financial period and still in effect as of the date of this AIF apart from the following:

1.

Special Warrant Indenture dated April 24, 2006 between the Company and Computershare Trust Company of Canada to set out the relationship between the two parties and the special warrant holders that received special warrants pursuant to the special warrant financing announced March 31, 2006 and completed, in part, on April 24, 2006. Fees to be paid by the Company to Computershare Trust Company of Canada are in accordance with industry standards. For further details see Item 3.1, third paragraph and the Company’s Material Change Report as filed on SEDAR on April 26, 2006, as set out in Item 1.1.

2.

Warrant Indenture dated April 24, 2006 between the Company and Computershare Trust Company of Canada to set out the relationship between the two parties and the warrant holders that will receive warrants pursuant to the special warrant financing announced March 31, 2006 and completed, in part, on April 24, 2006. Fees to be paid by the Company to Computershare Trust Company of Canada are in accordance with industry standards. For further details see Item 3.1, third paragraph and the Company’s Material Change Report as filed on SEDAR on April 26, 2006, as set out in Item 1.1.

Endeavour Silver Corp.

3.

Agency Agreement dated April 24, 2006 between the Company and the agents, Salman Partners Inc. BMO Nesbitt Burns Inc., Dundee Securities Corporation and Canaccord Capital Corporation (together the “Agents”), in relation to the special warrant financing announced March 31, 2006 and completed, in part, on April 24, 2006. For further details see Item 3.1, third paragraph and the Company’s Material Change Report as filed on SEDAR on April 26, 2006, as set out in Item 1.1.

4.

Agreement dated February 27, 2007 Intent to Purchase Unidad Bolanitos exploitation contracts over producing silver/gold mines and plant in the Guanajuato and La Luz silver district, Guanajuato State, Mexico for US$3.25mill cash and US$1.0mill of common stock of the Company.

Items 3.1, 3.2 and 4.4 provide further details of material contracts.

ITEM 15:               INTERESTS OF EXPERTS

15.1        Names of Experts

KPMG LLP are the external auditors of the Company and reported on the fiscal 2006 audited financial statements of the Company. See Item 1.1.

“Technical Report on the Guanacevi Project, Durango, Mexico” dated March 31, 2006, (the “Technical Report”) relating to the Guanacevi project and prepared by Arnt Eric Olson, AusIMM of Range Consulting Group, LLP, was filed with securities regulators on March 31, 2006. See Item 1.1.

15.2        Interests of Experts

KPMG LLP have confirmed that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

To the best of The Company’s knowledge, the other experts named in Item 15.1 did not have any registered or beneficial interest, direct or indirect, in any securities or other property of the Company when the experts prepared their respective reports.

ITEM 16:               ADDITIONAL INFORMATION

16.1        Additional Information

Additional information relating to the Company are as follows:

(a)	may be found on SEDAR at www.sedar.com and www.sedi.ca

(b)

additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s Information Circular pertaining to its most recent Annual General Meeting of security holders that involves the election of directors; and

(c)	is also provided in the Company’s financial statements and management discussion and analysis for its most recently completed financial period ended December 31, 2006.

Endeavour Silver Corp.